                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       ENBRIDGE ENERGY MANAGEMENT, L.L.C.
                                (Name of Issuer)


                       LIMITED VOTING SHARES REPRESENTING
                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)


                                   29250X 10 3
                                 (CUISP Number)


                               BLAINE MELNYK, ESQ.
                                  ENBRIDGE INC.
                             3000 FIFTH AVENUE PLACE
                              425 - 1ST STREET S.W.
                            CALGARY, ALBERTA T2P 3L8
                                     CANADA
                                 (403) 231-3900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                OCTOBER 17, 2002
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box: [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP NO.:  29250X  10  3
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Enbridge Energy Company, Inc.

     I.R.S. Identification No. of above person (entities only).
     39-0792581

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [_]
     (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)  ______


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,550,000*
  NUMBER OF    -----------------------------------------------------------------
    SHARES     8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         0
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            1,550,000*
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,550,000*

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)   ______


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     17.2%

--------------------------------------------------------------------------------
14   Type Of Reporting Person

     CO


   *Enbridge Energy Company, Inc. ("EECI") also holds one voting limited liability company interest of Enbridge Energy Management, L.L.C. ("EEM"), constituting 100% of such class of securities.

                                  SCHEDULE 13D

CUSIP NO.:  29250X  10  3
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Enbridge Pipelines Inc.

     I.R.S. Identification No. of above person (entities only).
     Not applicable.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [_]
     (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     *

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)  ______


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    *
  NUMBER OF    -----------------------------------------------------------------
    SHARES     8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         0
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            *
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     *

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)   ______


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     *

--------------------------------------------------------------------------------
14   Type Of Reporting Person

     CO


   *EECI is wholly owned by Enbridge Pipelines Inc. ("EPI"). Therefore, EPI may be deemed to be the beneficial owner of the 1,550,000 limited voting shares representing limited liability company interests of EEM that are owned by EECI. Thus, EECI is filing this Schedule 13D jointly with EECI.

                                  SCHEDULE 13D


CUSIP NO.:  29250X  10  3
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     IPL System Inc.

     I.R.S. Identification No. of above person (entities only).
     Not applicable.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [_]
     (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     *

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)  ______


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Alberta

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    *
  NUMBER OF    -----------------------------------------------------------------
    SHARES     8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         0
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            *
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     *

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)   ______


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     *

--------------------------------------------------------------------------------
14   Type Of Reporting Person

     CO


   *EECI is indirectly wholly owned by IPL System Inc. ("IPL"). Therefore, IPL may be deemed to be the beneficial owner of the 1,550,000 limited voting shares representing limited liability company interests of EEM that are owned by EECI. Thus, IPL is filing this Schedule 13D jointly with EECI.

                                  SCHEDULE 13D


CUSIP NO.:  29250X  10  3
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Enbridge Inc.

     I.R.S. Identification No. of above person (entities only).
     98-0377957

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [_]
     (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     *

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)  ______


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    *
  NUMBER OF    -----------------------------------------------------------------
    SHARES     8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         0
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            *
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     *

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)   ______


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     *

--------------------------------------------------------------------------------
14   Type Of Reporting Person

     CO


   *EECI is indirectly wholly owned by Enbridge Inc. Therefore, Enbridge Inc. may be deemed to be the beneficial owner of the 1,550,000 limited voting shares representing limited liability company interests of EEM that are owned by EECI. Thus, Enbridge Inc. is filing this Schedule 13D jointly with EECI.

ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D relates to the limited voting shares representing limited liability company interests (the "Shares") of Enbridge Energy Management, L.L.C., a Delaware limited liability company ("EEM"), whose principal executive offices are located at 1100 Louisiana, Suite 3300, Houston, Texas 77002.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is filed jointly pursuant to Rule 13d-1(k)(1) by Enbridge Inc., a Canadian corporation, IPL System Inc., an Alberta corporation ("IPL"), Enbridge Pipelines Inc., a Canadian corporation ("EPI"), and Enbridge Energy Company, Inc., a Delaware corporation ("EECI", and, together with Enbridge Inc., IPL and EPI, the "Reporting Persons") pursuant to a joint filing statement, which is attached to this Schedule 13D as Exhibit A.

      Enbridge Inc. is an energy transportation, distribution and related services provider. Its principal business units are: (1) the Enbridge pipeline system, which is the Canadian portion of a crude oil and liquid petroleum pipeline system extending from western Canada through the upper and lower Great Lakes region of the United States to eastern Canada and (2) Enbridge Gas Distribution, Canada's largest natural gas local distribution company based on number of customers. IPL is a holding company and a wholly-owned subsidiary of Enbridge Inc. EPI is a liquid hydrocarbon pipeline transportation provider and a wholly-owned subsidiary of IPL. EECI is a wholly-owned subsidiary of IPL and holds the general partner interest in Enbridge Energy Partners, L.P. ("EEP"), a publicly-traded limited partnership whose operations include crude oil and liquid petroleum gathering and transportation and natural gas gathering, treating, processing and transmission. The address of the principal business and principal office of Enbridge Inc., IPL and EPI is 3000 Fifth Avenue Place, 425-1st Street S.W., Calgary, Alberta T2P 3L8, Canada. The address of the principal business and principal office of EECI is 1100 Louisiana Street, Suite 3300, Houston, Texas 77002.

      Information relating to the directors and executive officers of the Reporting Persons is contained in Exhibit B attached hereto and is incorporated herein by reference.

      None of the Reporting Persons nor, to the undersigned's knowledge, any person listed on Exhibit B hereto, during the last five years (a) has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      EECI paid $60,450,000 from working capital to purchase the Shares reported pursuant hereto.

ITEM 4. PURPOSE OF THE TRANSACTION

      EECI acquired the Shares reported pursuant hereto for investment purposes. EECI and/or the Reporting Persons may acquire additional Shares, or dispose of some or all of such Shares, from time to time, depending upon price, market conditions and other factors.

      None of the Reporting Persons has any plan or proposal which relates to or which would result in:

      (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving EEM;

      (b)   The sale or transfer of a material amount of assets of EEM;

      (c) Any change in the present board of directors or management of EEM, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

      (d) Any material change in the present capitalization or dividend policy of EEM;

      (e)   Any other material change in EEM's business or corporate structure;

      (f) Changes in EEM's organizational agreements or other actions which may impede the acquisition or control of EEM by any person;

      (g) Causing a class of securities of EEM to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

      (h) A class of equity securities of EEM becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (i)   Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) EECI holds, and has sole voting and dispositive power with respect to, 1,550,000 Shares, which represent 17.2% of the outstanding Shares based upon the number of Shares outstanding as of the date hereof. EECI is wholly owned by EPI. EPI is wholly owned by IPL. IPL is wholly owned by Enbridge Inc. EPI, IPL and Enbridge Inc., therefore, may be deemed to beneficially own, and have the power to direct the voting and the disposition of, such 1,550,000 Shares. The persons listed on Exhibit B disclaim any beneficial ownership of the Shares held by EECI. None of the persons listed on Exhibit B owns any Shares or shares voting or dispositive power over any of the Shares held by Enbridge Energy Company, Inc.

      (c) EECI acquired the 1,550,000 Shares it holds on October 17, 2002 in connection with EEM's initial public offering at $39.00 per Share.

      (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Shares held by EECI were acquired by EECI in connection with the initial public offering of the Shares by EEM. For a description of the contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and EEM, EEP and others, please read "Relationships and Related Party Transactions," "Underwriting" and "Description of our Shares" beginning on pages 143, 163 and 199, respectively, in the Prospectus dated October 10, 2002 of EEM, EEP and Enbridge Inc. incorporated herein by reference as Exhibit C.

      In addition to the 1,550,000 Shares it owns, EECI owns one voting limited liability company interest of EEM, constituting 100% of such class of securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


        ExhibitA                 Joint Filing Statement
        Exhibit B                Schedules of Directors and Executive Officers
        Exhibit C                Prospectus dated October 10, 2002,
                                 (Incorporated by reference from the filing of EEM, EEP and Enbridge Inc. under Rule 424(b)(4) of the Securities Act of 1933 (File Nos.
                                 333-89552; 333-89588; 333-89618))

                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2002

                                          ENBRIDGE INC.

                                          By:   /s/ DAN C. TUTCHER
                                             ---------------------------------
                                             Dan C. Tutcher
                                             Group Vice President -
                                             Transportation Group South

                                          By:   /s/ J. RICHARD BIRD
                                             ---------------------------------
                                             J. Richard Bird
                                             Group Vice President -
                                             Energy Transportation North


                                          IPL SYSTEM INC.

                                          By:   /s/ J. RICHARD BIRD
                                             ---------------------------------
                                             J. Richard Bird
                                             President

                                          By:   /s/ DARBY J. WADE
                                             ---------------------------------
                                             Darby J. Wade
                                             Vice President


                                          ENBRIDGE PIPELINES INC.

                                          By:   /s/ J. RICHARD BIRD
                                             ---------------------------------
                                             J. Richard Bird
                                             President

                                          By:   /s/ DARBY J. WADE
                                             ---------------------------------
                                             Darby J. Wade
                                             General Counsel


                                          ENBRIDGE ENERGY COMPANY, INC.


                                          By:   /s/ E. CHRIS KAITSON
                                             ---------------------------------
                                             E. Chris Kaitson
                                             Corporate Secretary

                                    EXHIBIT A

                             JOINT FILING STATEMENT

      Each of the undersigned agrees that (i) the statement of Schedule 13D relating to the Shares of Enbridge Energy Management, L.L.C. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

October 28, 2002

                                    ENBRIDGE INC.

                                    By:   /s/ DAN C. TUTCHER
                                          -----------------------------------
                                          Dan C. Tutcher
                                          Group Vice President - Transportation
                                          Group South

                                    By:   /s/ J. RICHARD BIRD
                                          ------------------------------------
                                          J. Richard Bird
                                          Group Vice President - Energy
                                          Transportation North

                                    IPL SYSTEM INC.

                                    By:   /s/ J. RICHARD BIRD
                                          ------------------------------------
                                          J. Richard Bird
                                          Vice President

                                    By:   /s/ DARBY J. WADE
                                          ------------------------------------
                                          Darby J. Wade
                                          Vice President

                                    ENBRIDGE PIPELINES INC.

                                    By:   /s/ J. RICHARD BIRD
                                          ------------------------------------
                                          J. Richard Bird
                                          President

                                    By:   /s/ DARBY J. WADE
                                          ------------------------------------
                                          Darby J. Wade
                                          General Counsel

                                    ENBRIDGE ENERGY COMPANY, INC.

                                    By:   /s/ DAN C. TUTCHER
                                          ------------------------------------
                                          Dan C. Tutcher
                                          President

                                    EXHIBIT B

                   INFORMATION CONCERNING THE DIRECTORS AND
                       EXECUTIVE OFFICERS OF ENBRIDGE INC.

      Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Inc. The principal business address for each individual listed below is 3000 Fifth Avenue Place, 425-1st Street S.W., Calgary, Alberta T2P 3L8, Canada.


     NAME AND ADDRESS                                          PRESENT PRINCIPAL OCCUPATION
(IF DIFFERENT FROM ABOVE)      CITIZENSHIP                           AND POSITION
---------------------------   -------------        ----------------------------------------------

DAVID A. ARLEDGE                  U.S.             Corporate Director


MEL F. BELICH                     Canada           Group Vice President, International


J. RICHARD BIRD                   Canada           Group Vice President, Energy Transportation - North

JAMES J. BLANCHARD                U.S.             Senior Partner, Piper Rudnick, Attorneys; Corporate
                                                   Director


J. LORNE BRAITHWAITE              Canada           Businessman; Corporate Director


KARYN A. BROOKS                   Canada           Vice President & Controller


PATRICK D. DANIEL                 Canada           President & Chief Executive Officer


BONNIE D. DUPONT                  Canada           Group Vice President, Corporate Resources


E. SUSAN EVANS                    Canada           Corporate Director

WILLIAM R. FATT                   Canada           Chief Executive Officer, Fairmont Hotels & Resorts,
                                                   Inc.; Corporate Director

RICHARD L. GEORGE                 Canada/U.S.      President & Chief Executive Officer of Suncor
                                                   Energy Inc.; Corporate Director

MICHEL GOURDEAU                   Canada           Executive Vice President, Natural Gas Sector of
                                                   Hydro-Quebec; Corporate Director

LOUIS D. HYNDMAN                  Canada           Senior Partner, Field Atkinson Perraton LLP,
                                                   Barristers and Solicitors; Corporate Director


STEPHEN J.J. LETWIN               Canada           Group Vice President, Distribution & Services


BRIAN F. MACNEILL                 Canada           Chairman, Petro-Danada; Corporate Director



     NAME AND ADDRESS                                          PRESENT PRINCIPAL OCCUPATION
(IF DIFFERENT FROM ABOVE)      CITIZENSHIP                           AND POSITION
---------------------------   -------------        ----------------------------------------------

ROBERT W. MARTIN                  Canada           Corporate Director


BLAINE G. MELNYK                  Canada           Corporate Secretary & Associate General Counsel


AL MONACO                         Canada           Vice President, Financial Services


GEORGE K. PETTY                   Canada/U.S.      Corporate Director


DONALD J. TAYLOR                  Canada           Chair of the Board of Directors


DEREK P. TRUSWELL                 Canada           Group Vice President & Chief Financial Officer


DAN C. TUTCHER                    U.S.             Group Vice President, Energy Transportation - South


DARBY J. WADE                     Canada           Vice President & General Counsel


JOHN K. WHELEN                    Canada           Vice President & Treasurer


SCOTT R. WILSON                   Canada           Vice President, Finance


STEPHEN J. WUORI                  Canada           Group Vice President, Planning & Development


                      INFORMATION CONCERNING THE DIRECTORS
                    AND EXECUTIVE OFFICERS OF IPL SYSTEM INC.

      Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of IPL System Inc. The principal business address for each individual listed below is 3000 Fifth Avenue Place, 425-1st Street S.W., Calgary, Alberta T2P 3L8, Canada.

         NAME AND ADDRESS                                       PRESENT PRINCIPAL OCCUPATION
     (IF DIFFERENT FROM ABOVE)            CITIZENSHIP                  AND POSITION
  ------------------------------        ---------------      ------------------------------------

J.R. BIRD                                   Canada                Vice President & Director

K.A. BROOKS                                 Canada                Vice President & Controller

B.D. DUPONT                                 Canada                Director

B.G. MELNYK                                 Canada                Corporate Secretary

D.P. TRUSWELL                               Canada                President & Director

D.J. WADE                                   Canada                Vice President

S.R. WILSON                                 Canada                Vice President & Treasurer


                      INFORMATION CONCERNING THE DIRECTORS
                AND EXECUTIVE OFFICERS OF ENBRIDGE PIPELINES INC.

      Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Pipelines Inc. The principal business address for each individual listed below is 3000 Fifth Avenue Place, 425-1st Street S.W., Calgary, Alberta T2P 3L8, Canada.

     NAME AND ADDRESS                                                 PRESENT PRINCIPAL OCCUPATION
 (IF DIFFERENT FROM ABOVE)         CITIZENSHIP                                AND POSITION
----------------------------     ----------------          --------------------------------------------------

J.R. BIRD                            Canada                 President-- Chair of the Board & Director

S.B. BUYS                            Canada                 Vice President, Accounting & Regulatory Affairs

P.D. DANIEL                          Canada                 Director

L.D. HYNDMAN                         Canada                 Director

B.G. MELNYK                          Canada                 Corporate Secretary

A.D. MEYER                           Canada                 Vice President, Technology

G. SEVICK                            Canada                 Vice President, Operations

D.J. TAYLOR                          Canada                 Director

D.P. TRUSWELL                        Canada                 Director

D.J. WADE                            Canada                 General Counsel

J.K. WHELEN                          Canada                 Treasurer

L.A. ZUPAN                           Canada                 Vice President, Development & Services


                      INFORMATION CONCERNING THE DIRECTORS
             AND EXECUTIVE OFFICERS OF ENBRIDGE ENERGY COMPANY, INC.

      Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Energy Company, Inc. The principal business address for each individual listed below is 1100 Louisiana, Suite 3300, Houston, Texas 77002.



     NAME AND ADDRESS                                     PRESENT PRINCIPAL OCCUPATION
(IF DIFFERENT FROM ABOVE)         CITIZENSHIP                    AND POSITION
--------------------------        -----------           ----------------------------------

J.R. BIRD                           Canada              Director

J.L. BALKO                          Canada              Controller

P.D. DANIEL                         Canada              Director

E.C. HAMBROOK                       U.S.                Director

E.C. KAITSON                        U.S.                Corporate Secretary

M.A. MAKI                           Canada              Vice President - Finance

                                                        Vice President - Commercial Activity &
T.L. MCGILL                         U.S.                Business Development

A. MONACO                           Canada              Treasurer

G.K. PETTY                          Canada/U.S.         Director

C.A. RUSSELL                        U.S.                Director

G. SEVICK                           Canada              Vice President - Operations

D.P. TRUSWELL                       Canada              Director

D.C. TUTCHER                        U.S.                President & Director
